Alternative Energy Sources, Inc.
1911 Central Street
Kansas City, Missouri 64108

February 12, 2007

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Alternative Energy Sources, Inc.
Registration Statement on Form SB-2
(File No. 333-137948) Request for Acceleration

Ladies and Gentlemen:

Alternative Energy Sources, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statement under Rule 461 of the Securities Act of 1933, as amended and declare the Registration Statement effective at 2:00 pm, Eastern Standard Time, on Monday, February 12, 2007, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•
The Company may not assert the staff’s comments or the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Alternative Energy Sources, Inc.

By:	/s/ Mark A. Beemer
Mark A. Beemer
President and Chief Executive Officer